UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-32195

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Genworth Financial, Inc. Retirement and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Genworth Financial, Inc.

6620 W. Broad Street

Richmond, VA 23230

Genworth Financial, Inc. Retirement and Savings Plan

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator

Genworth Financial, Inc. Retirement and Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of Genworth Financial, Inc. Retirement and Savings Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2017, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for plan benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2006.

Richmond, Virginia

June 25, 2018

Genworth Financial, Inc. Retirement and Savings Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2017 and 2016

	2017	2016
Assets:
Investments:
Investments at fair value	$630,130,131	$572,629,499
Receivables:
Notes receivable from participants	7,991,534	7,871,579
Receivable for securities sold	—	142,873
Accrued dividends and interest	64,549	111,742
Participant contribution receivable	689,201	—
Employer contribution receivable	11,057,087	9,838,953

Total receivables	19,802,371	17,965,147

Total assets	649,932,502	590,594,646

Liabilities:
Accrued participant expenses	215,806	205,490

Total liabilities	215,806	205,490

Net assets available for plan benefits	$649,716,696	$590,389,156

See Accompanying Notes to Financial Statements.

Genworth Financial, Inc. Retirement and Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2017

Additions to (reductions from) net assets attributed to:
Investment income:
Net appreciation in the fair value of investments	$81,943,876
Interest and dividends	3,170,854

Total investment income	85,114,730

Interest income from notes receivable from participants	418,557

Contributions:
Participants	21,886,039
Employer	21,977,691
Rollovers	1,722,140

Total contributions	45,585,870

Benefits paid to participants	71,791,617

Net increase in net assets available for plan benefits	59,327,540
Net assets available for plan benefits at:
Beginning of the year	590,389,156

End of the year	$649,716,696

See Accompanying Notes to Financial Statements.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

(1)	Description of the Plan

The following description of the Genworth Financial, Inc. Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Genworth Financial, Inc. (the Company) is the Plan sponsor.

The trustee and recordkeeper for the Plan are The Bank of New York Mellon and Alight Solutions, respectively.

(b)	Eligibility

Eligible full-time employees (those scheduled to perform at least 1,000 hours of service within a plan year) may participate in the Plan upon their date of employment. Eligible part-time employees may join the Plan once scheduled to perform at least 1,000 hours of service within a plan year.

(c)	Contributions

Subject to limitations imposed by law, participants may elect to contribute up to 50% of their eligible pay on a pre-tax basis. Eligible pay includes salary, overtime, first year commissions and bonuses. The maximum allowable deferral under the Code was $18,000 per individual for 2017. Beginning January 1, 2017, the Company made matching contributions equal to 100% of the first 4% of eligible pay deferred by an eligible participant and 50% of the next 2% of eligible pay deferred by an eligible participant for such Plan year, provided that the Company’s matching contribution for an eligible participant will not exceed 5% of a participant’s eligible pay. Prior to that date, the Company made matching contributions equal to 100% of the first 6% of eligible pay deferred by an eligible participant.

The Company also makes annual supplemental contributions, based upon each participant’s eligible pay. The annual supplemental contributions are based on a combination of age and service and range from 1% to 6% of eligible pay. Beginning January 1, 2016, newly hired employees received annual supplemental contributions ranging from 1% to 3% of eligible pay. Starting January 1, 2017 for most employees, the annual supplemental contributions became a flat 3% of eligible pay. Certain participants eligible (as of December 31, 2015) for annual supplemental contributions in the range of 4% to 6% of eligible pay will generally continue to receive that contribution rate through December 31, 2020 before converting to a flat 3% of eligible pay effective January 1, 2021. Supplemental contributions are invested as directed by the Company (see note 4).

The Plan has automatic enrollment features with respect to newly hired or re-hired employees. If the employee is eligible to participate, he or she will be automatically enrolled in the Plan with pre-tax contributions being made at the rate of 3% of eligible pay the first year. As part of the automatic enrollment, participant contribution rates are automatically increased by 1% each year until they reach 6% of eligible pay. If a participant is automatically enrolled in the Plan, they may decline participation in the Plan, change the contribution rate from 3% of eligible pay or modify the automatic rate escalation. These contributions are invested in the BlackRock LifePath Index fund associated with a participant’s date of birth, until the participant directs investment of the automatic deferrals into another investment option offered by the Plan.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Rollover contributions as shown in the accompanying statement of changes in net assets available for plan benefits represent account balances rolled over into the Plan by participants from other qualified plans.

(d)	Participant Accounts

Each participant’s account is credited with his or her contributions, the Company’s matching and supplemental contributions and the earnings or losses of their individual fund elections. Each participant is entitled to the benefits that can be provided from his or her vested account.

(e)	Vesting

Participants hired after December 31, 2010 must attain two years of service to reach full vesting on Company matching contribution accounts. Company supplemental contributions are fully vested after three years of service. Participants hired before January 1, 2011 were immediately vested in their account balances excluding their supplemental contribution accounts. Forfeitures are used to reduce future employer contributions to the Plan. Forfeitures available to reduce future employer contributions as of December 31, 2017 and 2016 were $462,372 and $521,319, respectively, and forfeitures used to reduce employer contributions were $723,319 and $388,840 in 2017 and 2016 respectively.

(f)	Investment Options

Participants are permitted to allocate their account balances to one or more of 17 investment options currently available under the Plan. Participants may change future investment options as frequently as daily, and subject to time constraints by certain investment managers, may initiate transfers among investments daily. Direct transfers from the T. Rowe Price Stable Value Common Trust Fund to the BlackRock Money Market Fund are not permitted. Instead, participants who wish to transfer from the T. Rowe Price Stable Value Common Trust Fund to the BlackRock Money Market Fund must first transfer to one of the other Plan investment options and remain in that option for 90 days before transferring into the BlackRock Money Market Fund.

The Genworth Common Stock Fund invests primarily in common stock of the Company. A small portion of the fund is held in cash or other short-term investments to provide liquidity. Within the financial statements and supplemental schedule of assets (held at end of year), the assets of the fund are presented separately as common stock and short-term investments.

On October 21, 2016, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with Asia Pacific Global Capital Co., Ltd. (the “Parent”), a limited liability company incorporated in the People’s Republic of China, and Asia Pacific Global Capital USA Corporation (“Merger Sub”), a Delaware corporation and an indirect, wholly-owned subsidiary of the Parent. Subject to the terms and conditions of the Merger Agreement, including the satisfaction or waiver of certain conditions, Merger Sub would merge with and into the Company with the Company surviving the merger as an indirect, wholly-owned subsidiary of the Parent. The Parent is a subsidiary of China Oceanwide Holdings Group Co., Ltd. (together with its affiliates, “China Oceanwide”). China Oceanwide has agreed to acquire all the Company’s outstanding common stock for a total transaction value of approximately $2.7 billion, or $5.43 per share in cash. At a special meeting held on March 7, 2017, the Company’s stockholders voted on and approved a proposal to adopt the Merger Agreement. The transaction remains subject to other closing conditions, including the receipt of required regulatory approvals in the U.S., China, and other international jurisdictions. Both parties are engaging with the relevant regulators regarding the applications and the pending transaction.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

(g)	Notes Receivable from Participants

Participants may borrow from their account a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding their supplemental contribution account). There is a charge for each loan that is reflected as a reduction from the appropriate participant’s account. Loan transactions are treated as transfers between the respective investment funds and the loan fund.

The period of repayment of any loan is determined by mutual agreement between the Plan administrator and the borrower, but such period may not exceed five years from the effective date of the loan. Loans are secured by the balance in the participant’s account and bear interest at an effective annual percentage rate that is 2% above the Prime interest rate in effect as of the second business day of each calendar quarter before the loan was requested. Principal and interest are paid ratably through payroll deductions. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

(h)	Withdrawals

Withdrawals for financial hardship are permitted (excluding supplemental contribution account) provided they are for a severe and immediate financial need and the distribution is necessary to satisfy that need. For the 2017 Plan year, participants were required to fully use the Plan loan program, described above, before requesting a hardship withdrawal. In-service withdrawals are permitted, allowing participants who have reached age 59 1/2 or older to obtain withdrawals of pre-tax and rollover accounts.

(i)	Payment of Benefits

Upon termination of service for any reason, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account in a lump-sum amount or via partial lump-sum distributions. Upon termination, participants with assets in the group variable annuity investment option may elect to annuitize that portion of their account and begin receiving their guaranteed minimum income if they are age 55 or older. Alternatively, upon termination, participants with assets in the group variable annuity investment option may elect to receive the vested interest in his or her group variable annuity account in a lump-sum amount and forfeit the lifetime retirement income guarantee. In the event of annuitizations for participants ages 55 to 64, the guaranteed amount will be less than the amount that would be received at age 65 because payments will be made over a longer period of time.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investments are stated at fair value. The shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset values (NAV) of shares held by the Plan at year end. Investments in common/collective trust funds are valued at the net asset value as determined using the estimated fair value of the assets and liabilities in the respective funds on the last day of the Plan year. The common stock of the Company is traded on the New York Stock Exchange (NYSE) and is valued at the quoted market price on the last business day of the Plan year. Investment in the separately managed fund is valued based on the fair value of the underlying investments, which is based upon the closing price reported in the active market in which the individual securities are traded.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

The ClearCourse SM group variable annuity is valued daily by Genworth Life and Annuity Insurance Company (GLAIC) (see note 6), an indirect, wholly-owned subsidiary of the Plan sponsor, using the quoted market price of the underlying mutual fund (Vanguard Balanced Institutional Index Fund) less the applicable ClearCourse SM asset charge.

The change in the difference between the fair value and the cost of the investments held at the beginning and end of each year, adjusted for realized gains and losses on investments sold during the year, is reflected in the statement of changes in net assets available for plan benefits as net appreciation or depreciation in the fair value of investments.

The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Notes Receivable from Participants

Notes receivable from participants equal the outstanding principal balance plus accrued interest.

(e)	Benefits

Benefit payments to participants are recorded when paid.

(f)	Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company, with the exception of the Plan’s loan and qualified domestic relations order fees, which are paid from participants’ accounts. Participants paid $ 32,650 and $ 28,950 in 2017 and 2016 respectively for loan fees and qualified domestic relations order fees.

(3)	Investments, at Fair Value

(a)	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. All assets carried at fair value are classified and disclosed in one of the following three categories:

•	Level 1—Quoted prices for identical instruments in actively traded markets.

•	Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

•	Level 3—Instruments whose significant value drivers are unobservable.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as actively traded equity securities and actively traded mutual fund investments. Financial instruments in this category include short-term investments, mutual funds, Genworth common stock, equity securities and the ClearCourse SM group variable annuity.

Level 2 includes those financial instruments that are valued using industry-standard pricing methodologies, models or other valuation methodologies. These models are primarily industry-standard models that consider various inputs, such as interest rate, credit spread and foreign exchange rates for the underlying financial instruments. All significant inputs are observable, or derived from observable, information in the marketplace or are supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category include common/collective trust funds.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Level 3 is comprised of financial instruments whose fair value is estimated based on industry-standard pricing methodologies and internally developed models utilizing significant inputs not based on, nor corroborated by, readily available market information. In limited instances, this category may also utilize non-binding broker quotes. The Plan had no Level 3 assets as of December 31, 2017 or 2016.

The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset, such as the relative impact on the fair value as a result of including a particular input. The Plan reviews the fair value hierarchy classifications each reporting period. Changes in valuation techniques used to measure fair value are monitored at least annually by the Plan to determine if a change results in a measurement that is equally or more representative of fair value. Changes in valuation techniques or their application are accounted for as changes in accounting estimates. Furthermore, changes in the observability of the valuation attributes may result in a reclassification of certain financial assets. Such reclassifications are reported as transfers in and out of each level at the beginning fair value for the reporting period in which the changes occur. There were no transfers between levels during the years ended December 31, 2017 or 2016. See note 2(c) for additional information related to fair value measurements.

(b)	Valuation Methodologies

The following is a description of the valuation techniques and inputs used to determine fair value by class of instrument.

Short-term investments: Short-term investments are valued at quoted prices for the identical instrument.

Common stock: Common stock is valued at the closing price reported in the active market in which the individual securities are traded.

Registered investment companies: Mutual funds are valued at NAV and trade on a market exchange. Each fund’s NAV is calculated as of the close of business of the NYSE and National Association of Securities Dealers Automated Quotations.

Common/collective trust funds: The funds are valued at the NAV as determined by using estimated fair value of the underlying assets held in the funds. Standard models are used to estimate the fair value of the underlying assets using observable market inputs.

Separately managed fund: This fund is valued based on the fair value of the underlying investments. The underlying investments consist of interest-bearing cash and marketable securities and were valued based upon the closing price reported in the active market in which the individual securities are traded.

Group variable annuity: The ClearCourse SM group variable annuity is valued daily by GLAIC (see note 6) using the quoted market price of the underlying mutual fund (Vanguard Balanced Institutional Index Fund) less the applicable ClearCourse SM asset charge.

The preceding methods described may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Classification within the fair value hierarchy table is based upon the lowest level of any input that is significant to the fair value measurement. The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2017
	Total	Level 1	Level 2	Level 3
Investments:
Short-term investments	$243,778	$243,778	$—	$—
Mutual funds
Money market funds	10,963,404	10,963,404	—	—
Bond funds	20,873,361	20,873,361	—	—
Balanced funds	28,306,602	28,306,602	—	—
Growth funds	65,935,252	65,935,252	—	—
Value funds	21,732,534	21,732,534	—	—
Foreign blend funds	33,327,383	33,327,383	—	—
Common/collective trust funds
Stable value funds	21,108,618	—	21,108,618	—
Target maturity funds	332,411,034	—	332,411,034	—
Blend funds	44,035,148	—	44,035,148	—
Separately managed fund
Interest-bearing cash	68,038	68,038	—	—
Small-cap equity securities	21,375,898	21,375,898	—	—
Group variable annuity
Balanced fund	21,964,011	21,964,011	—	—
Common stock of Genworth Financial, Inc.	7,785,070	7,785,070	—	—

	$630,130,131	$232,575,331	$397,554,800	$—

	2016
	Total	Level 1	Level 2	Level 3
Investments:
Short-term investments	$1,240,193	$1,240,193	$—	$—
Mutual funds
Money market funds	10,483,250	10,483,250	—	—
Bond funds	22,046,544	22,046,544	—	—
Balanced funds	24,786,604	24,786,604	—	—
Growth funds	47,848,952	47,848,952	—	—
Value funds	20,846,556	20,846,556	—	—
Foreign blend funds	28,309,589	28,309,589	—	—
Common/collective trust funds (1)
Stable value funds	24,832,039	—	24,832,039	—
Target maturity funds	298,783,069	—	298,783,069	—
Blend funds	38,280,292	—	38,280,292	—
Separately managed fund
Interest-bearing cash	1,404,774	1,404,774	—	—
Small-cap equity securities	23,351,872	23,351,872	—	—
Group variable annuity (1)
Balanced fund	21,567,475	21,567,475	—	—
Common stock of Genworth Financial, Inc.	8,848,290	8,848,290	—	—

	$572,629,499	$210,734,099	$361,895,400	$—

(1)	During 2017, the Plan changed the presentation of certain investments in the fair value hierarchy chart above, related to investments that the Plan has now determined to have a readily determinable fair value. As a result, the Plan reclassified the entire balance of the common/collective trust funds and the ClearCourse SM group variable annuity from the NAV column to the Level 2 and Level 1 columns respectively, as of December 31, 2016.

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

(4)	Nonparticipant-Directed Investment

Information about the net assets available for plan benefits and changes in net assets available for plan benefits relating to the nonparticipant-directed investment was as follows:

	As of December 31,
	2017	2016
Net assets available for plan benefits:
Common/collective trust funds	$161,869,224	$149,793,911
Employer supplemental contributions receivable	10,658,098	9,838,953

Total	$172,527,322	$159,632,864

Year ended December 31, 2017
Changes in net assets available for plan benefits:
Net appreciation in fair value of common/collective trust funds	$21,954,077
Employer contributions	10,658,098
Benefits paid to participants	(19,717,717)

Net increase	$12,894,458

(5)	Risks and Uncertainties

The Plan investment options include various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. It is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Genworth Common Stock Fund, which generally invests in a single security. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participants who make such decisions.

The value, liquidity and related income of the securities in which the Plan invests are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(6)	Party-in-Interest Transactions

One investment option available to participants is the ClearCourse SM group variable annuity provided under the Plan. Each contribution into ClearCourse SM provides a guaranteed amount of retirement income to the participant. GLAIC offers the guaranteed amount of retirement income provided by this ClearCourse SM group variable annuity product. Fees paid by the Plan to GLAIC for the Plan years ended December 31, 2017 and 2016 were approximately $210,000 and $207,000, respectively.

Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by the Company. The Plan owned 2,503,238 and 2,322,386 shares of common stock of the Company as of December 31, 2017 and 2016,

Genworth Financial, Inc. Retirement and Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

respectively. As of December 31, 2017 and 2016, the shares had a cost basis of $12,494,839 and $11,926,355, respectively, and a fair value of $7,785,070 and $8,848,291, respectively. During the year ended December 31, 2017, 268,165 shares of common stock of the Company were purchased at a total cost of $1,006,174, and 63,489 shares were sold at a total cost of $317,519.

Certain Plan investments are held by The Bank of New York Mellon. The Bank of New York Mellon is the Trustee as defined by the Plan and, therefore, is a party-in-interest. Participant loans are considered exempt party-in-interest transactions.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Company’s contributions.

(8)	Federal Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated March 1, 2012 that the Plan and related trust are designed in accordance with applicable sections of the Code. This letter expired on January 31, 2017. The Company applied to the IRS for a new letter in January 2017 and is awaiting their updated determination.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress. The Plan administrator believes it is no longer subject to federal or state tax examinations of the Plan for years prior to 2014.

Supplemental Schedule I

Genworth Financial, Inc. Retirement and Savings Plan

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)

December 31, 2017

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value	Cost	Current value
Short-term investments:
**The Bank of New York Mellon	Interest-bearing cash	$243,778	$243,778
Mutual funds:
Capital Research and Management Company	1,042,217 shares of American Balanced Fund	23,590,891	28,306,602
BlackRock Fund Advisors	10,963,404 shares of BlackRock Money Market Fund	10,963,404	10,963,404
BlackRock Fund Advisors	574,737 shares of BlackRock Russell 2000 Growth Fund	10,078,915	13,155,673
Dodge & Cox	1,516,959 shares of Dodge & Cox Income Fund	20,487,830	20,873,361
Harbor Capital Advisors	493,593 shares of Harbor International Fund	30,330,147	33,327,383
Invesco Advisors, Inc	804,611 shares of Invesco Growth & Income Fund	19,146,502	21,732,534
T. Rowe Price Associates, Inc.	1,429,953 shares of T. Rowe Price Inst. Large Cap Growth Fund	38,514,542	52,779,579

	Total mutual funds	153,112,231	181,138,536

Common/collective trust funds:
BlackRock Institutional Trust Company NA	2,041,377 units of BlackRock Equity Index Fund	29,350,089	44,035,148
BlackRock Institutional Trust Company NA	1,219,251 units of BlackRock LifePath Index Retirement Fund	19,680,937	23,821,230
BlackRock Institutional Trust Company NA	2,275,852 units of BlackRock LifePath Index 2020 Fund	36,721,674	45,540,715
BlackRock Institutional Trust Company NA	2,393,030 units of BlackRock LifePath Index 2030 Fund	39,530,481	51,066,074
BlackRock Institutional Trust Company NA	1,478,443 units of BlackRock LifePath Index 2040 Fund	24,644,343	32,978,735
BlackRock Institutional Trust Company NA	1,003,664 units of BlackRock LifePath Index 2050 Fund	13,338,363	17,135,056
BlackRock Institutional Trust Company NA	362,220 units of BlackRock LifePath Index Retirement Fund *	5,695,759	7,076,911
BlackRock Institutional Trust Company NA	2,502,809 units of BlackRock LifePath Index 2020 Fund *	39,215,082	50,082,210
BlackRock Institutional Trust Company NA	3,365,537 units of BlackRock LifePath Index 2030 Fund *	53,307,587	71,818,869
BlackRock Institutional Trust Company NA	1,264,311 units of BlackRock LifePath Index 2040 Fund *	20,239,543	28,202,226
BlackRock Institutional Trust Company NA	274,653 units of BlackRock LifePath Index 2050 Fund *	3,362,197	4,689,008
T. Rowe Price Associates, Inc.	21,108,618 units of T. Rowe Price Stable Value Common Trust Fund	21,108,618	21,108,618

	Total common/collective trust funds	306,194,673	397,554,800
Separately managed fund:
Cambiar Investors LLC	See following Sub-schedule for detailed listing	20,095,624	21,443,936
Group variable annuity:
**Genworth Life and Annuity Insurance Company	1,256,343 units of ClearCourse SM Group Variable Annuity	11,630,725	21,964,011
Common stock:
**Genworth Financial, Inc.	2,503,238 shares of Genworth Financial, Inc. common stock	12,494,839	7,785,070
**Notes receivable from participants	1,366 loans to participants with interest rate of 5.25% to 6.25% and maturity dates through December 2022	—	7,991,534

		$503,771,870	$638,121,665

*	Non-participant directed.
**	Party-in-interest as defined by ERISA.

See Accompanying Report of Independent Registered Public Accounting Firm

Genworth Financial, Inc. Retirement and Savings Plan

Schedule H, Line 4i – Sub-Schedule of Separately Managed Fund:

Cambiar Investors LLC

December 31, 2017

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value	Cost	Current Value
THE BANK OF NEW YORK MELLON	Interest-bearing cash	$68,038	$68,038
AETNA HEALTH INC	3,600 shares of AETNA HEALTH INC	428,531	478,944
AIRCASTLE LTD	21,095 shares of AIRCASTLE LTD	386,446	493,412
ANDERSONS INC/THE	7,500 shares of ANDERSONS INC/THE	259,642	233,625
AXIS CAPITAL HOLDINGS	8,490 shares of AXIS CAPITAL HOLDINGS	428,443	426,707
TRAVELPORT WORLDWIDE LTD	34,520 shares of TRAVELPORT WORLDWIDE LTD	472,992	451,176
AIR LEASE CORP	8,690 shares of AIR LEASE CORP	266,009	417,902
ARRAY BIOPHARMA INC.	22,760 shares of ARRAY BIOPHARMA INC.	189,543	291,328
BMC STOCK HOLDINGS INC	18,080 shares of BMC STOCK HOLDINGS INC	300,977	457,424
BANNER CORP	7,890 shares of BANNER CORP	390,200	434,897
BRINKER INTERNATIONAL INC	11,830 shares of BRINKER INTERNATIONAL INC	545,350	459,477
BRUKER CORP	11,860 shares of BRUKER CORP	270,778	407,035
CALLON PETROLEUM CO	38,110 shares of CALLON PETROLEUM CO	587,327	463,037
CHEMICAL FINANCIAL CORP	9,260 shares of CHEMICAL FINANCIAL CORP	427,329	495,132
COMMVAULT SYSTEMS INC	8,020 shares of COMMVAULT SYSTEMS INC	429,923	421,050
CONDUENT INC	27,370 shares of CONDUENT INC	437,404	442,299
DIEBOLD NIXDORF INC	20,130 shares of DIEBOLD NIXDORF INC	682,401	329,126
ENERGIZER HOLDINGS INC	9,765 shares of ENERGIZER HOLDINGS INC	370,938	468,525
ENERSYS	6,960 shares of ENERSYS	437,991	484,625
FIRST MIDWEST BANCORP INC/IL	19,090 shares of FIRST MIDWEST BANCORP INC/IL	470,974	458,351
FORWARD AIR CORP	7,710 shares of FORWARD AIR CORP	413,617	442,862
GROUP 1 AUTOMOTIVE INC	3,760 shares of GROUP 1 AUTOMOTIVE INC	261,106	266,847
HMS HOLDINGS CORP	28,565 shares of HMS HOLDINGS CORP	519,079	484,177
HILLTOP HOLDINGS INC	16,690 shares of HILLTOP HOLDINGS INC	351,494	422,758
HOPE BANCORP INC	24,870 shares of HOPE BANCORP INC	395,660	453,878
HUB GROUP INC	9,550 shares of HUB GROUP INC	343,689	457,445
IDACORP INC	4,560 shares of IDACORP INC	410,016	416,602
INTERFACE INC	16,980 shares of INTERFACE INC	283,863	427,047
KITE REALTY GROUP TRUST	22,400 shares of KITE REALTY GROUP TRUST	488,356	439,040
LEGACYTEXAS FINANCIAL GROUP INC	11,725 shares of LEGACYTEXAS FINANCIAL GROUP INC	432,649	494,912
MARCUS & MILLICHAP INC	10,575 shares of MARCUS & MILLICHAP INC	328,024	344,851
MOLINA HEALTHCARE INC	6,940 shares of MOLINA HEALTHCARE INC	371,986	532,159
MURPHY USA INC	5,660 shares of MURPHY USA INC	357,765	454,838
NATUS MEDICAL INC	10,880 shares of NATUS MEDICAL INC	433,416	415,616
ORION ENGINEERED CARBONS SA	19,950 shares of ORION ENGINEERED CARBONS SA	418,931	510,720
PNM RESOURCES INC	9,690 shares of PNM RESOURCES INC	331,524	391,961

Genworth Financial, Inc. Retirement and Savings Plan

Schedule H, Line 4i – Sub-Schedule of Separately Managed Fund:

Cambiar Investors LLC

December 31, 2017

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value	Cost	Current Value
PENSKE AUTOMOTIVE GROUP INC	9,160 shares of PENSKE AUTOMOTIVE GROUP INC	410,782	438,306
RPC INC	19,615 shares of RPC INC	379,199	500,771
RAMBUS INC	35,980 shares of RAMBUS INC	451,520	511,636
RITCHIE BROS AUCTIONEERS INC	15,750 shares of RITCHIE BROS AUCTIONEERS INC	442,999	471,398
SCHWEITZER-MAUDUIT INTERNATIONAL	11,255 shares of SCHWEITZER-MAUDUIT INTERNATIONAL	414,151	510,527
SUPER MICRO COMPUTER INC	19,760 shares of SUPER MICRO COMPUTER INC	516,846	413,478
TCF FINANCIAL CORP	21,465 shares of TCF FINANCIAL CORP	346,732	440,033
TELEPHONE & DATA SYSTEMS INC	17,330 shares of TELEPHONE & DATA SYSTEMS INC	453,879	481,774
UMPQUA HOLDINGS CORP	21,470 shares of UMPQUA HOLDINGS CORP	384,074	446,576
UNITED COMMUNITY BANKS INC/GA	16,740 shares of UNITED COMMUNITY BANKS INC/GA	461,524	471,064
VALIDUS HOLDINGS LTD	8,890 shares of VALIDUS HOLDINGS LTD	419,013	417,119
VALVOLINE INC	18,320 shares of VALVOLINE INC	416,576	459,099
VERIFONE SYSTEMS INC	19,385 shares of VERIFONE SYSTEMS INC	466,575	343,308
VIASAT INC	230 shares of VIASAT INC	16,745	17,216
XPERI CORP	15,730 shares of XPERI CORP	522,598	383,808

	Total Investments	$20,095,624	$21,443,936

Exhibit Index

Exhibit Number	Description of Document

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genworth Financial, Inc. Retirement and Savings Plan

Date: June 25, 2018	By:	/s/ Matthew D. Farney
Matthew D. Farney
Vice President and Controller (Principal Accounting Officer) Genworth Financial, Inc.